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[BRT LETTERHEAD]
April 10, 2001

TO SHAREHOLDERS OF ENTERTAINMENT PROPERTIES TRUST (EPR)

Ladies and Gentlemen:
     We are EPR's largest shareholder and own approximately 9.2% of EPR's shares. We are making this offer to increase our investment in EPR because we believe in its long-term value. This offer will give you the chance to sell some of your shares at a premium to market and still retain an interest in EPR's future growth.
                               OUR PREMIUM OFFER
     Enclosed is our formal offer to buy up to 1 million shares of EPR for $18 per share. This is a 29% premium to yesterday's closing price. Our offer is subject to two important conditions.
     - Fredric H. Gould's election to EPR's Board of Trustees.
     - The Board granting us an unqualified exemption from EPR's 9.8% share ownership limitation and from the voting restriction arising from BRT owning more than 10% of the shares.
     The Board has previously refused to grant our requests for Board representation and an exemption from the 9.8% ownership limitation. Therefore, we were forced to take our case directly to shareholders. Hopefully, EPR's Board will grant the exemptions and allow shareholders to take advantage of this offer.
            TELL THE BOARD THAT YOU WANT TO ACCEPT OUR PREMIUM OFFER
     - Vote to elect Fred Gould, an experienced real estate executive, to the Board.
     - A vote for Fred Gould is a signal to the Board that it should waive the 9.8% ownership limit, protect our full voting rights and allow us to complete the offer.

                                    ACT NOW
     - Please sign and date the WHITE proxy card previously mailed to you and return it in the envelope provided.
     - If you need help to vote or need another WHITE proxy card, please call Georgeson Shareholder Communications at (800) 223-2064.

If anyone would like to speak to me personally, please feel free to call me at the above number.

Sincerely,

BRT REALTY TRUST

/s/ Frederic H. Gould
Fredric H. Gould
Chairman of the Board